Exhibit 2

PRESS RELEASE

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 Nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4072 shirley.nakar@audiocodes.com	Erik Knettel, The Global Consulting Group Tel: +1-646-284-9415 Eknettel@hfgcg.com

AudioCodes Prices Private Offering of
2% Senior Convertible Notes Due 2024

Lod, Israel – November 3, 2004 – AudioCodes Ltd. (NASDAQ: AUDC) today announced the pricing of a private offering of $100 million aggregate principal amount of its 2% Senior Convertible Notes due 2024.  The offering was made only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.  AudioCodes has granted the initial purchasers a 30-day option to purchase up to an additional $25 million of notes.  The offering is expected to close on or about November 9, 2004, subject to customary closing conditions.

The notes will be convertible at the option of the holders into AudioCodes’ ordinary shares at an initial conversion rate of 53.4474 ordinary shares per $1,000 principal amount of notes (subject to adjustment in certain circumstances), which represents an initial conversion price of approximately $18.71 per ordinary share.  The initial conversion price represents a premium of approximately 32.5% over the closing sale price of AudioCodes’ ordinary shares on the Nasdaq National Market on November 3, 2004.

AudioCodes may be required to purchase some or all of the notes on November 9, 2009, November 9, 2014 and November 9, 2019 or in the event of certain fundamental changes at 100% of the principal amount, plus accrued and unpaid interest up to, but excluding, the purchase date.  AudioCodes may redeem all or a portion of the notes at any time on or after November 9, 2009.

AudioCodes intends to use the net proceeds from the offering for general corporate purposes, including acquisitions.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The notes and the ordinary shares issuable upon conversion of the notes will not be registered under the Securities Act of 1933 or any state securities laws and unless so registered may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the expected proceeds of the financing described above.  These forward-looking statements involve risks and uncertainties that could cause AudioCodes’ results and the timing of certain events to differ materially from those discussed in the forward-looking statements.  In particular, the completion of the financing is subject to satisfaction of various closing conditions and prevailing conditions in the public capital markets.  We cannot assure you that the offering will be completed.  Other potential risks that could cause events to differ materially include the risks detailed in AudioCodes’ latest Annual Report on Form 20-F and its other filings with the Securities and Exchange Commission.